UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) has expired pertaining to the proposed grant of an exclusive license to Boston Scientific Corporation with respect to the use of paclitaxel and other agents on medical devices in the coronary vascular field of use. The applicable HSR waiting period expired on October 28, 2004, without any action by either the United States Federal Trade Commission or the United States Department of Justice to extend that period. Consequently, Angiotech is now free to provide an exclusive license to Boston Scientific in the coronary vascular field of use. Formal notice was given on September 24, 2004 to Boston Scientific, and the Company has 60 days to elect to acquire these rights.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  November 1, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

 Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Monday, November 1, 2004

Item 3

News Release

A press release providing notice of the material change was issued on Monday, November 1, 2004 Friday via Canada NewsWire and PR Newswire.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) has expired pertaining to the proposed grant of an exclusive license to Boston Scientific Corporation with respect to the use of paclitaxel and other agents on medical devices in the coronary vascular field of use. The applicable HSR waiting period expired on October 28, 2004, without any action by either the United States Federal Trade Commission or the United States Department of Justice to extend that period. Consequently, Angiotech is now free to provide an exclusive license to Boston Scientific in the coronary vascular field of use. Formal notice was given on September 24, 2004 to Boston Scientific, and the Company has 60 days to elect to acquire these rights..

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 1st   day of November , 2004.

Angiotech Pharmaceuticals, Inc.

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
November 1, 2004

ANGIOTECH FREE TO PROVIDE EXCLUSIVE LICENSE TO BOSTON SCIENTIFIC

VANCOUVER, BC, November 1, 2004 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) has expired pertaining to the proposed grant of an exclusive license to Boston Scientific Corporation with respect to the use of paclitaxel and other agents on medical devices in the coronary vascular field of use. The applicable HSR waiting period expired on October 28, 2004, without any action by either the United States Federal Trade Commission or the United States Department of Justice to extend that period. Consequently, Angiotech is now free to provide an exclusive license to Boston Scientific in the coronary vascular field of use. Formal notice was given on September 24, 2004 to Boston Scientific, and the Company has 60 days to elect to acquire these rights.

The expiration of the waiting period triggers the previously-announced $25 million payment to Cook Incorporated.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-eluting medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

CONTACTS:

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12